

Total # of pages: 53
Total # of Exhibits: 6
Exhibit Index: p 2-3

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

PE: 4-1-03

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number: 0-29150

Randgold & Exploration Company Limited
(Translation of registrant's name into English)


PROCESSED
APR 21 2003
THOMSON
FINANCIAL

5 Press Avenue, Selby, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of April 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	(i) the Registrant's application to the JSE, dated March 10, 2003, relating to the listing of 56,200 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 11, 2003 relating to the listing of 56,200 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 43,355 ordinary shares.	6
2.	(i) the Registrant's application to the JSE, dated March 18, 2003, relating to the listing of 25,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 18, 2003 relating to the listing of 25,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 25,000 ordinary shares.	14
3.	(i) the Registrant's application to the JSE, dated March 19, 2003, relating to the listing of 35,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 20, 2003 relating to the listing of 35,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 35,000 ordinary shares.	23
4.	(i) the Registrant's application to the JSE, dated March 20, 2003, relating to the listing of 37,970 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 25, 2003 relating to the listing of 37,970 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 37,970 ordinary shares.	31
5.	(i) the Registrant's application to the JSE, dated March 25, 2003, relating to the listing of 330 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 26, 2003 relating to the listing of 330 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 330 ordinary shares.	39

6. (i) the Registrant's application to the JSE, dated March 28, 2003, relating to the listing of 20,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 31, 2003 relating to the listing of 20,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 20,000 ordinary shares.

47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: David J Haddon
David J. Haddon
Group Company Secretary

Dated: April 16, 2003

Exhibit 1

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

6

March 10, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 56,200 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 56,200 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
56,200	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 378 274	shares of 1(one) cent each:	R443 782
Unissued:	30 621 402	shares of 1(one) cent each:	R306 214

2 / ....

RGE\SOS\030310-56200 DA

RANDG LD

7

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

10 March 2003

5. The company's issued ordinary share capital after the issue of the 56 200 ordinary shares, which are the subject of this application, will be:

   44 434 474 ordinary shares of 1 (one) cent each: R444 344

   The unissued ordinary share capital will decrease to:

   30 565 202 ordinary shares of 1 (one) cent each: R305 652

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 12 March 2003.

10. The listing fee of R4 378.97 attached hereto.

SIGNED at JOHANNESBURG on 10 March 2003

______________________________ DIRECTOR/LEGAL MANAGER

______________________________ COMPANY SECRETARY

______________________________ SPONSOR

RGE\SOS\030310~56200 DA

RANDG LD

8

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Group Company Secretary

27/03/03 15:26 +27 11 5225554
27 MAR 2003 15:27

9


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

11 March 2003
REF: BN/mr/8405

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 10 March 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 12 March 2003 in respect of 56 200 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R444 344-74 divided into 44 434 474 ordinary shares of 1 cent each.

Thank you for payment of R4 378-97 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 12 MARCH 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-001	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 27 MARCH 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (56200)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

	No par value				Par value			
	Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
				R			R	R
					44 378 274	ORDS	0-01	443 782-74
Total			Total	R	Total 44 378 274		Total	R 443 782-74

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 443 782-74

Stated capital R –

Premium account R 302 544 412-42

Total issued capital R 302 988 195-16

5. Shares comprising this allotment:

	No par value				Par value				
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
			R	R			R	R	R
					56 200	ORDS	0-01	12-49	702 500
Total			Total	R	Total 702 500			Total	R 702 500

6. (a) Shares allotted otherwise than for cash:

	No par value				Par value				
	Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
				R				R	R
Total			Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
D ASHWORTH	P.O. Box 82291	56200	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 378 274	ORDS	0-01	—	*	443 782-74
				56 200	ORDS	0-01	12-49	**	562
Total		Total	R	Total 44 434474			Total	R ***	444 344-74

* 302 544 412-42
** 701 938-00
*** 303 246 350-02

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 444 344-74

State capital R —

Premium account (see analysis below) R 303 240 753-17

Total issued capital R 303 685 097-91

Certified correct.

Date 27 March 2003 Signature David Haddon

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		302 544 412-42
Premium on Allotment	701 938	
Less:		
Issue Duty	(3841-00)	
Allotment Duty	(1756-25)	696 340-75
		303 240 753-17

David Haddon

Exhibit 2

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

14

March 18, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 25 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 25 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
25 000	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 434 474	shares of 1(one) cent each:	R444 344
Unissued:	30 565 202	shares of 1(one) cent each:	R305 652

2 / ....

RGE\SOS\030318~25000 DA

RANDGOLD

15

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

18 March 2003

5. The company's issued ordinary share capital after the issue of the 25 000 ordinary shares, which are the subject of this application, will be:

44 459 474	ordinary shares of 1 (one) cent each:	R444 594

The unissued ordinary share capital will decrease to:

30 540 202	ordinary shares of 1 (one) cent each:	R305 402

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 20 March 2003.

10. The listing fee of R827.64 attached hereto.

SIGNED at JOHANNESBURG on 18 March 2003

_______________ DIRECTOR/LEGAL MANAGER

_______________ COMPANY SECRETARY

_______________ SPONSOR

RGE\SOS\030318~25000 DA

RANDG LD

16

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Group Company Secretary

17


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

18 March 2003
REF: NM/jvdm/8458

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 18 March 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 20 March 2003 in respect of 25 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R444 594-74 divided into 444 459 474 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

18 March 2003
REF: NM/jvdm/8458

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 18 March 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 20 March 2003 in respect of 25 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R444 594-74 divided into 444 459 474 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 20 MARCH 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 27 MARCH 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (25 000)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies



4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

	No par value				Par value			
	Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
				R			R	R
					44 434 474	ORDS	0-01	444 344-74
Total			Total	R	Total 44 434 474		Total	R444 344-74

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 444 344-74

Stated capital R —

Premium account R 303 240 753-17

Total issued capital R 303 685 097-91

5. Shares comprising this allotment:

	No par value				Par value				
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
			R	R			R	R	R
					25 000	ORDS	0.01	12.49	312 500
Total			Total	R	Total 25 000			Total	R 312 500

6. (a) Shares allotted otherwise than for cash:

	No par value				Par value				
	Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
				R				R	R
Total			Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
D ASHWORTH	P.O. BOX 82291	25 000	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 434 474	ORDS	0-01	—	*	444344-74
				25 000	ORDS	0-01	12-49	**	250
Total		Total	R	Total 44 459 474			Total	R ***	444594-74

* 303 240 753-17
** 312 250-00
*** 303 553 003-17

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 444 594-74

State capital R —

Premium account (Analysis of Share Account below) R 303 551 495-92

Total issued capital R 303 996 090-66

Certified correct.

Date 27 March 2003 Signature David J Haddon

Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		303 240 753-17
Premium on Allotment	312 250	
Less		
Issue Duty	(726-00)	
Allotment Duty	(781-25)	310 742-75
		303 551 495-92

22

Exhibit 3

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

23

March 19, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 35 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 35 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
30 000	R12.00
5 000	R11.15

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby
   Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street
   2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 459 474	shares of 1(one) cent each:	R444 594
Unissued:	30 540 202	shares of 1(one) cent each:	R305 402

2 / ....

RGE\SOS\030319~35000 DA

RANDGOLD & EXPLORATION COMPANY LIMITED · REG NO 1992/005642/06 · NASDAQ SYMBOL: RANGY
DIRECTORS · R A R KEBBLE (CHAIRMAN) · D ASHWORTH* · H C BUITENDAG · G FISCHER · (*BRITISH)
SECRETARY · D J HADDON

RANDGOLD

24

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

19 March 2003

5. The company's issued ordinary share capital after the issue of the 35 000 ordinary shares, which are the subject of this application, will be:

   44 494 474 ordinary shares of 1 (one) cent each: R444 944

   The unissued ordinary share capital will decrease to:

   30 505 202 ordinary shares of 1 (one) cent each: R305 052

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 21 March 2003.

10. The listing fee of R827.64 attached hereto.

SIGNED at JOHANNESBURG on 19 March 2003

______________________ DIRECTOR/LEGAL MANAGER

David Haddon ______________________ COMPANY SECRETARY

______________________ SPONSOR

RGE\SOS\030319~25000 DA

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Group Company Secretary

26


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

20 March 2003
REF: NM/jvdm/8476

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 19 March 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 24 March 2003 in respect of 35 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R444 944-74 divided into 44 494 474 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

2 (

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 24 MARCH 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 27 MARCH 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY (35000)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 459 474	ORDS	0-01	444594-74
Total		Total	R	Total 44 459 474		Total	R444594-74

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 444 594-74

Stated capital R —

Premium account R303 551 495-92

Total issued capital R303 996 090-66

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				30 000	ORDS	0-01	11-99	360000
				5000	ORDS	0-01	11-14	55750
Total		Total	R	Total 35000			Total	R415 750

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
RAR KEBBLE	Po Box 82291	30 000	PAR VALUE
GPS HUTTLEWORTH	SOUTHDALE	5000	ORDINARY
	2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 459 474	ORDS	0-01	—	*	444594-74
				30 000	ORDS	0-01	11-99	**	300
				5000	ORDS	0-01	11-14	***	50
Total		Total R		Total 44 494 474				Total R ****	444944-74

* 303 551 495-92   **** 303 966 895-92

** 359 700-00

*** 55 700-00

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 444 944-74

State capital R —

Premium account See analysis below R 303 965 093-02

Total issued capital R 304 410 037-76

Certified correct.

Date 27 March 2003 Signature [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		303 551 495-92
Premium on Allotment	415 400	
Less		
Issue Duty	(726-00)	
Allotment Duty	(1076-90)	413 597-10
		303 965 093-02

30

Exhibit 4

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

31

March 20, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 37 970 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 37 970 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
33 300	R15.50
4 670	R11.15

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1.	The full name of the company is:	Randgold & Exploration Company Limited
2.	The registered office is:	5 Press Avenue Selby Johannesburg, 2092
3.	The transfer secretaries are:	Computershare Services Limited 70 Marshall Street 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 494 474	shares of 1(one) cent each:	R444 944
Unissued:	30 505 202	shares of 1(one) cent each:	R305 052

2 / ....

RGE\SOS\030320-37970 JCD GS

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

20 March 2003

5. The company's issued ordinary share capital after the issue of the 37 970 ordinary shares, which are the subject of this application, will be:

    44 532 444 ordinary shares of 1 (one) cent each: R445 324

    The unissued ordinary share capital will decrease to:

    30 467 232 ordinary shares of 1 (one) cent each: R304 672

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 25 March 2003.

10. The listing fee of R4 378.97 is attached hereto.

SIGNED at JOHANNESBURG on 20 March 2003

______________________ DIRECTOR/LEGAL MANAGER

______________________ COMPANY SECRETARY

______________________ SPONSOR

RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

D J HADDON
Group Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

25 March 2003
REF: NM/jvdm/8482

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 20 March 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 26 March 2003 in respect of 37 970 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R445 324-44 divided into 44 532 444 ordinary shares of 1 cent each.

Thank you for payment of R4 378-97 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 26 MARCH 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 28 MARCH 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY (37970)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 494 474	ORDS	0-01	444 944-74
Total		Total	R	Total 44 494474		Total	R444 944-74

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 444 944-74

Stated capital R —

Premium account R303 965 093-02

Total issued capital R304 410 037-76

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				4670	ORDS	0-01	11-14	52 070-50
				33300	ORDS	0-01	15-49	516150-00
Total		Total	R	Total 37970			Total	R568 220-50

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
G P SHUTTLEWORTH	P.O. BOX 82291	4 670	PAR VALUE
J C DONALD	SOUTHDALE 2135	33300	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 494 474	ORDS	0-01	—	*	444944-74
				4 670	ORDS	0-01	11-14	**	46-70
				33 300	ORDS	0-01	15-49	***	333-00
Total		Total R		Total 44 532 444				Total R ****	445 324-44

* 303 965 093-02 — **** 304 532 933-82
** 52 023-80
*** 515 817-00

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 445 324-44

State capital R —

Premium account See analysis below R304 527 663-22

Total issued capital R304 972 987-66

Certified correct.

Date ______ Signature ______
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		303 965 093-02
Premium on Allotment	567 840-80	
Less:		
Issue Duty	(3841-00)	
Allotment Duty	(1429-60)	562 570-20
		304 527 663-22

Exhibit 5

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

39

March 25, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 330 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 330 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
330	R11.15

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby
   Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street
   2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 532 444	shares of 1(one) cent each:	R444 324
Unissued:	30 467 232	shares of 1(one) cent each:	R304 672

2 / ....

RGE\SOS\030325--330 GS

RANDG LD

40

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

25 March 2003

5. The company's issued ordinary share capital after the issue of the 330 ordinary shares, which are the subject of this application, will be:

   44 532 774 ordinary shares of 1 (one) cent each: R445 327

   The unissued ordinary share capital will decrease to:

   30 466 902 ordinary shares of 1 (one) cent each: R304 669

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 27 March 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 25 March 2003

____________________ DIRECTOR/LEGAL MANAGER

____________________ COMPANY SECRETARY

____________________ SPONSOR

RANDG LD

41

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Group Company Secretary

42


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

26 March 2003
REF: NM/mr/8494

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 25 March 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 27 March 2003 in respect of 330 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R445 327-74 divided into 44 532 774 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. *HSBC Investment Services (Africa) (Pty) Limited*
Attention : Doné Hattingh

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15



Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 27 MARCH 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0.01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 28 MARCH 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY (330)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 532 444	ORDS	0·01	445 324-44
Total		Total	R	Total 44 532 444		Total	R445 324-44

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R445 324-44

Stated capital R -

Premium account R304 527 663-22

Total issued capital R304 972 987-66

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	*Total amount of paid-up capital and premium, if any*
		R	R			R	R	R
				330	ORDS	0-01	11-14	3 679·50
Total		Total	R	Total 330			Total	R 3679-50

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
GP SHUTTLEWORTH	P.O.BOX 82291	330	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 532 444	ORDS	0-01	—	*	445 324-44
				330	ORDS	0-01	11·14	**	3-30
Total		Total R		Total 44532774				Total R ***	445327-74

* 304 527 663-22
** 3676-20
*** 304 531 339-42

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 445 327-74

State capital R —

Premium account see analysis below R 304 530 604-22

Total issued capital R 304 975 931-96

Certified correct.

Date 28 March 2003 Signature David J Hadden

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		304 527 663-22
Premium on Allotment	3676-20	
Less:		
Issue Duty	(726-00)	
Allotment Duty	(9-20)	2 941-00
		304 530 604-22

46

Exhibit 6

RANDGOLD

5 PRESS AVENUE SELBY
JOHANNESBURG 2092
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632 JOHANNESBURG
TELEPHONE +27 (11) 309-6000
FAX +27 (11) 837-2396
www.randgold.co.za

March 28, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 20 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 20 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
20 000	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby
   Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
   70 Marshall Street
   2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 532 774	shares of 1(one) cent each:	R445 327
Unissued:	30 466 902	shares of 1(one) cent each:	R304 669

2 / ....

RGE\SOS\030328~20000 DMB

RANDGOLD & EXPLORATION COMPANY LIMITED · REG NO 1992/005642/06 · NASDAQ SYMBOL: RANGY
DIRECTORS · R A R KEBBLE (CHAIRMAN) · D ASHWORTH* · H C BUITENDAG · G FISCHER · (*BRITISH)
SECRETARY · D J HADDON

RANDG LD

48

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

28 March 2003

5. The company's issued ordinary share capital after the issue of the 20 000 ordinary shares, which are the subject of this application, will be:

44 552 774	ordinary shares of 1 (one) cent each:	R445 527

The unissued ordinary share capital will decrease to:

30 446 902	ordinary shares of 1 (one) cent each:	R304 469

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 1 April 2003.

10. The listing fee of R827.64 is attached hereto.

SIGNED at JOHANNESBURG on 28March 2003

________________ DIRECTOR/LEGAL MANAGER

David Headon ________________ COMPANY SECRETARY

________________ SPONSOR

RGE\SOS\030328-20000 DMB

RANDG LD

49

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Group Company Secretary

01/04/03 08:12 +27 11 5205775
1 APR 2003

50


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton 2146, South Africa
Telephone: (2711) 520 7000
Web: www.jse.co.za

31 March 2003
REF: TM/mr/8520

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 28 March 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 1 April 2003 in respect of 20 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R445 527-74 divided into 44 552 774 ordinary shares of 1 cent each.

Thank you for payment of R627-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

51

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 1 APRIL 2003

2. Authorised capital of company:

No par value			Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
					R	R
			75 000 000	ORDINARY	0-01	750 000
Total		Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value			Par value			
	Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
					R	R
Total		Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 1 APRIL 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (20 000)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

52

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

	No par value				Par value			
	Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
				R			R	R
					44 532 774	ORDS	0-01	445 327-74
Total			Total	R	Total 44 532 774		Total	R 445 327-74

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 445 327-74

Stated capital R —

Premium account R 304 530 604-22

Total issued capital R 304 975 931-96

5. Shares comprising this allotment:

	No par value				Par value				
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
			R	R			R	R	R
					20 000	ORDS	0-01	12-49	250 000
Total			Total	R	Total 20 000			Total	R 250 000

6. (a) Shares allotted otherwise than for cash:

	No par value				Par value				
	Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
				R				R	R
Total			Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
D M BRISTOW	P.O. BOX 82291	— 20000 —	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44532774	ORDS	0-01	—	*	445 327-74
				20 000	ORDS	0-01	12-49	**	200
Total		Total	R	Total 44552774			Total	R ***	445527-74

* 304 530 604-22
** 249 800-00
*** 304 780 404-22

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 445 527-74

State capital R —

Premium account see analysis below R 304 752 053-22

Total issued capital R 305 197 580-96

Certified correct

Date 1 April 2003 Signature [signature] Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		304 530 604-22
Premium on Allotment	249 800	
Less		
Issue Duty	(726-00)	
Allotment Duty	(625-00)	248 449-00
		304 752 053-22